news release

ArcelorMittal Announces the Completion of the Cash Tender Offer to Purchase Any and All of its USD 5.375% Notes due 2013

Luxembourg, March 2, 2012 – ArcelorMittal (“ArcelorMittal”) today announced the results of its cash tender offer that had been launched on February 23, 2012 (the “Offer”) to purchase any and all of its 5.375% Notes due June 1, 2013 (CUSIP 03938L AC8 / ISIN US03938LAC81 (Registered); CUSIP 03938LAA2 / ISIN US03938LAA26 (Rule 144A); CUSIP L0302DAM5 / ISIN USL0302DAM58 (Reg. S)) (the “Notes”).

ArcelorMittal accepted for purchase US$298,608,000 principal amount of Notes for a total aggregate purchase price (including accrued interest) of US$313,823,079.

Upon settlement for all of the Notes accepted pursuant to the Offer, the remaining outstanding principal amount of Notes will be US$1,201,392,000.

The Offer expired at 5:00 p.m. New York City time on March 1, 2012. Notes purchased pursuant to the Offer have been or, as the case may be, will be paid for in same-day funds on the third business day following the date of tender, or as soon thereafter as practicable.

All Notes purchased pursuant to the Offer will be immediately cancelled and will not be re-issued.

Questions regarding the Offer may be directed to the information agent for the Offer, D.F. King & Co., Inc. toll free at 1 (800) 967-7921 or collect at 1 (212) 269-5550.

RESTRICTIONS

This announcement does not constitute an offer to buy or the solicitation of an offer to sell securities mentioned herein in the United States or in any other jurisdiction. The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about, and to observe, any such restrictions.